

OFFERING MEMORANDUM

facilitated by



SHOKi Beverages Corp

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	SHOKi Beverages Corp
State of Organization	NY
Date of Formation	02/28/2020
Entity Type	Corporation
Street Address	486 Brooklyn Ave Apt F16, Brooklyn NY, 11225
Website Address	WWW.TRIBESHOKI.COM

(B) Directors and Officers of the Company

Key Person	Tiffany Yarde
Position with the Company Title First Year	 CEO 2020
Other business experience (last three years)	*https://www.linkedin.com/in/tiffanyyarde/* • Launched award-winning international beverage brand and manufacturing facility in cannabis sector • Fast-tracked a beverage brand's

market entrance with timing from concept to shelving taking only 6-months and included sophisticated distribution support that enabled early traction wins and media attention

- Community organizer with a focus on economic development and entrepreneurial education

- Won several pitch competitions for beverage company and secured a scholarship in the Arcview group's cannabis business mentorship program

- Developed deep and lasting relationship with municipal leaders business owners in Marin County to support growth and partnership initiatives

- Achieved a certification in food safety management to successfully manage production kitchen and train kitchen techs

- Provide community-building and strong culture supporting programming that reversed attrition trends and enabled employee trust and loyalty in the legal sector

- Design and execute multi-day Diversity, Equity and Inclusion conferences for international firm annually firm including curriculum development and skill-building workshops

· Craft and execute mentorship programs for Women. BIPOC, and diverse professionals

· Build and execute racial trauma response curriculum for small group discussions and therapy

- Managed firm-wide $750,000 marketing and operations budget for international boutique firm

- Served as a member of an international law firm's executive diversity committee (the only non-attorney member) by assisting with business planning, managing projects and the committee budget

- Authored first book, "How to Wine With Your Boss and 6 Other Tips to Fast Track Your Career" - ISBN: 978-1939665966

- Managed firm participation in the Justice Resource Center's mentorship program between minority high school students and participating attorneys

- Designed a forecasting process for case staffing and introduced a software to record and analyze attorney availability

- Successfully launched a client relationship software, CRM, and managed firm-wide staff and attorney training

- Successfully created customizable personal business development plans for Partner, Counsel, and Associate level attorneys

- Drafted and executed Patent Litigation, White Collar and Securities Litigation practice group business plans

- Supporting a large international law firm's energy and project finance practice with a wide range of marketing and business development activities in the Americas, including writing new business pitch materials, contributing to business plans, strengthening the practice's external profile, updating website content, overseeing client seminars, analyzing industry trends, researching prospective clients, tracking deals, and handling other high-impact projects

- Successfully launched website redesigns and several website enhancement projects for a midsize law firm

- Introduced public relations support for a midsize law firm and managed reporter relationships with key partners across 8 practice areas including drafting of attorney source biographies and writing pitches for article and quote placement

- Served as acting controller for midsize law firm by managing internal reporting, client and vendor billing for a midsize law firm

- Introduced marketing e-communications capability and IT support system for mass mailings and large contact data files for a midsize law firm

- Managed the collection of attorney representative data and launched an experience database to manage this knowledge for attorney business development purposes

- Founded an organization focused on professional development, immersive wine education for attorneys and related professions

- Spent four years in *big-four* accounting firms executing on tax projects and performing audit testing in compliance with GAAP and the PCAOB for private and public companies

- Drafted job descriptions, hired, trained, developed, and mentored dozens of marketing professionals to grow marketing group service capacities at various firms

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Tiffany Yarde	100%

(D) The Company's Business and Business Plan

The Team

Tiffany Yarde, Co-founder & CEO

Tiffany is a B2B marketing executive with 14 years of experience in:

- Strategic communications

- Diversity & Inclusion strategy

- Business development plans

- Branding, events, and activations

Additionally, she has spent the past 4 years in DEI, spearheading 200+ attendee learning events.

Tiffany is also an expert in wine- she is Level 2 WSET Certified and the owner of Motovino, LLC, an organization that uses wine as a platform to introduce impactful business skills that help professionals take control of their careers and upward mobility. She is also a published author: "How to Wine With Your Boss and 6 Other Tips to Fast Track Your Career" By Tiffany Yarde (ISBN: 1939665965)

Certifications include:

- Certified food safety manager

- Acidified food formulator

Education:

- Fordham University, B.S. ,Accounting

- New York University, MSc, Human Capital Management

- New York University, Communications Certificate

Memberships:

- National Cannabis Industry Association

- Minority Cannabis Business Association

- Minorities 4 Medical Marijuana

- Brooklyn Chamber of Commerce

- Floret Coalition

George Yehouessi, Co-founder & CSO

George is an expert in brand building, sales, and consumer-centric programming for telecoms companies, and content development agencies. He is the Executive Director of Revo Education, an educational software development company based in Accra, Ghana. He also has extensive marketing experience with companies like Global Grind, Fox, and Viacom.

George also has extensive experience in investment and operations: as Chief Operation Officer for RLG, an electronic consumer brand in Ghana, he led brand transformation initiatives in Ghana and further expanded the company into Lagos and Gambia respectively. He is also the Founder of CubixGhana, a company with diverse investment portfolio in IT related hardware procurement, Cannabis and Real Estate.

Education:

- MSc, Business Marketing, Central University in Accra, Ghana

Maggie Connor, Board of Advisors

Maggie Connors is a seasoned cannabis executive and award-winning brand builder. She was a pioneer in the legal cannabis industry as Founder & CEO of besito, a company she started in Los Angeles in 2017 and sold to SPARC in 2021. Under Maggie's leadership, besito synthesized creativity and inclusivity into an unrivaled vision within the industry, earning its patented products and marketing campaigns Clio awards for Brand Design and Advocacy. Prior to joining the cannabis industry, Maggie worked in brand management and product design at Starbucks, PepsiCo, and Apple. She has an MBA from Stanford University and a BA from Northwestern University.

Shanita Penny, Board of Advisors

Shanita Penny is a business professional and entrepreneur with over 18 years of experience helping world class companies and startups solve complex issues and improve business performance in multiple industries. Shanita is a proud alumna of North Carolina Agricultural & Technical State University, where she earned a Bachelor of Science in Transportation and Logistics Management and completed internships with Polo Ralph Lauren, Harley-Davidson and Miller Brewing Company. As a lifelong learner, she brought her corporate experiences into the classroom during her graduate studies at the University of Baltimore and Towson University. Shanita fearlessly led a team of marketing consultants in Lisbon, Portugal as a Wright Global Scholar while working towards a Master of Science in Business Administration with a specialization in International Marketing. In 2015 she launched Budding Solutions, a boutique cannabis consulting firm based in Baltimore, MD, to provide Management and Strategy consulting services to small businesses and multistate operators. Budding Solutions supports cannabis advocates, business professionals, entrepreneurs and policymakers nationwide to achieve exceptional results. Over the past 5 years, she has helped clients establish and scale compliant, successful cannabis businesses, while simultaneously empowering them to positively impact the burgeoning cannabis industry and the greater community. Budding Solutions' client portfolio includes: 4Front, Ardent Cannabis, FiveTen Wellness, Julian Marley JuJu Royal Brand, Keystone Dispensaries, Kind Therapeutics and 4thMVMT.

Kristin Jordan, Board of Advisors

Kristin Jordan is the Founder + CEO of Park Jordan, a commercial real estate brokerage and advisory services firm serving the cannabis industry. She is also an attorney, drug policy activist, and thought leader. Formerly, Kristin served as the Director of Real Estate at Acreage Holdings. In that role, Kristin led Acreage's efforts with regard to selecting real estate sites for the company's national footprint of cultivation, processing, and dispensary facilities, managing internal and external relationships, and negotiating and administering leases. Prior to her work in the cannabis sector, she practiced real estate law at several boutique firms and managed real estate portfolios for Kaplan, Inc., Morgan Stanley, and SoulCycle. She is a frequent speaker on real estate, cannabis regulations, and social equity and economic justice issues and in 2019 was distinguished by Forbes as one of "Fifteen Powerful and Innovative Women in Cannabis Right Now." Kristin's passion for advancing cannabis reform has extended to a variety of professional and non-profit endeavors. She is the Founder and CEO of Mannada, a NYC-based cannabis professional event production company, which launched The Maze, a weekly cannabis event listing newsletter, as well as the Cannabis Summit Series including the Cannabis Media Summit, Cannabis Real Estate Summit, and Cannabis Law Summit. Kristin is also a co-founder of the Cannabis Cultural Association, a non-profit organization, and the founder of the Asian Cannabis Roundtable, a professional networking organization, both of which she served as Executive Director. Additionally, Kristin is a member of the New York State Bar Association Committee on Cannabis and the Minority Cannabis Business Association Policy Committee and a 2022 Cannabis Industry Power Player by AM Metro NY. Kristin graduated from the State University at Albany with a BA degree and received her JD from the University of Richmond, T.C. Williams School of Law.

Ben York, Board of Advisors

As Director of Corporate Strategy at RampRate, Ben York oversees the deal intake, due diligence, and portfolio management of RampRate's investments and accelerator program. Ben also serves as the Wellness Lead within health & wellness, cannabis, psychedelics, and other related industries, providing guidance to clients across revenue models, go-to-market strategy, and fundraising strategy among other areas. Ben is an Advisor to Ensemble Brands, a data centric venture fund in the cannabis industry. Ben's background is in venture capital and startup finance. Prior to his roles with RampRate and Ensemble, Ben was the Due Diligence & Deal Flow Manager for the Arcview Collective Fund and an Investor at VU Venture Partners. Ben is also a Mentor for both the Eaze Momentum Accelerator and Founder Institute (SF) where he advises startups on everything from business plan formation to fundraising strategy.

Michael Fensterstock, Board of Advisors

Michael Fensterstock is a Co-Founder and COO of Huue and also serves on the Board. He is an enthusiastic, competitive and charismatic leader who is obsessed with innovation and superior customer experiences - having ranked as high as 31 on the International Doubles Squash Association - with a track record of superior performance in founding and building brands both domestically and globally (he has made products that Oprah said were her "favorite thing."). Michael spent a year of his career working with Jay Walker, Priceline.com Founder, as his Chief of Staff focusing on global healthcare and vaccine distribution solutions. Additionally, he ran Sales and Marketing for Epicured, a venture backed meal-delivery company in NYC and has been manufacturing consumer packaged goods across multiple categories for nearly two decades. He serves as a thought leader for LyfeBulb, a healthcare company whose mission is to reduce the burden of chronic disease through the power of the patient. Michael has an MBA from The Johns Hopkins Carey Business School and a BA from Bowdoin College.

Hasan Elkomey, Board of Advisors

Hasan Elkomey is a dynamic executive with 15+ years of experience achieving growth for global B2B organizations. Resourceful sales, operations and technical leader with an enduring reputation for delivering inventive business strategies, revenue growth, and client-focused solutions that improve business and client outcomes. Recognized for streamlining global revenue operations, implementing innovative technology solutions to solve business challenges, and motivating sales and marketing teams to drive revenue. Passionate curator of culture and organizational efficiency with a record of success in fast-paced global organizations. Fluent in Arabic.

Our Offerings

We offer premium drinks and bar snack products designed for modern and curious consumers. Our flagship product is a premium THC infused cocktail mixer with award-winning flavor profiles. In addition, we offer (or plan to offer) :

- Seasonal sweets | flavored gelees and syrups infused with CBD or THC
- Flavor packs & electrolytes | powdered supplements in multiple flavors
- Restorative tonics and ciders

Intended Use of Funds

We're raising funds to make strategic investments into production and marketing. With a capital infusion at this stage in our growth, we can scale inventory efficiently, expand our digital footprint, and provide critical retail promotions. With this momentum, we can take calculated strides toward our projected revenue goals and push forward in pursuits of repeating our success in California with an additional cannabis license in the state of New York.

- Inventory: increase production capabilities
- Digital Marketing: includes press and media, influencer marketing, events and sponsorships, and branding
- Structured Costs: working capital to cover development expenses

The Competition

Cannabis beverages represent a $9B chunk of the massive edibles market, and is expected to reach $14B by 2025. While the category is expanding quickly, our offering differs as a lower dose option with superior flavors second to none.

- Reaches a current gap in the market for low to mid-dose users looking for elevated options
- More consumers are seeking zero-proof cocktail and mocktail options
- Options for 5mg or 10mg per serving with unique flavors and all-natural ingredients

Our Mission

We are the creators of spirit-free cocktails and delicious foods powered by cannabis. The flavors hail from our travels through West Africa and the rich Caribbean heritage of our upbringing. Good food, and great drinks bring people together. Join us at the table for a perfect escape from the noise with every bite of paradise.

- Entry product into the cannabis CPG category.
- Cross-over product for alcohol-alternative lifestyles and the sober-curious.
- African and Caribbean Diaspora inspired flavors.
- E-commerce capacity with a scalable product portfolio.

"SHOKi cannabis food and beverages are gorgeous non-alcoholic products that can help you quiet the noise of the day, and escape to a warm and sweet paradise any time you'd like."

-Founder, Tiffany Yarde

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	July 15, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Product Inventory	$40,000	$100,000
Fulfillment and Distribution Support	$10,500	$25,000
Digital Marketing	$10,000	$60,000
Activations	$10,000	$50,000
Mainvest Compensation	$4,500	$15,000
TOTAL	$75,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may

close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 8.3%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.86%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 8.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	2.5%
$118,750	4.0%
$162,500	5.4%
$206,250	6.9%
$250,000	8.3%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have voting rights
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Name of Security	Preferred Stock
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have voting rights
How these securities differ from the revenue sharing notes being offered to investors	Preferred Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Tiffany Yarde	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index

Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

SHOKi Beverages Corporation has been operating since October 2020 and has since achieved the following milestones:

Within 8 weeks in 2020 opened first 10 accounts in California and by 2021:

Performed walkthroughs with 2 co-packers for continued production

Developed strong brand positioning

Expanded advisory board to include cannabis industry leaders

Built custom website for e-commerce sales of uninfused mixers and delta-8 hemp companion gelees.

In 2022 with significant fundraising we plan to open 50 accounts by Q4-2022 to push our first 10,000 units sold.

We have no debt and are self-funded YTD.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$876,000	$1,051,200	$1,261,440	$1,513,728	$1,967,846
Cost of Goods Sold	$219,000	$262,800	$315,360	$378,432	$491,961
Gross Profit	$657,000	$788,400	$946,080	$1,135,296	$1,475,885
EXPENSES					
Rent	$13,000	$13,325	$13,658	$13,999	$14,348
Insurance	$1,500	$1,537	$1,575	$1,614	$1,654
Legal & Professional Fees	$9,600	$9,840	$10,086	$10,338	$10,596
Marketing	$50,000	$75,000	$100,000	$110,000	$130,000
Distribution & Testing Fees	$75,000	$76,875	$78,796	$80,765	$82,784
Operating Profit	$507,900	$611,823	$741,965	$918,580	$1,236,503

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V